Filed Pursuant to Rule 433

Registration Statement No. 333-209394

Supplementing the Preliminary Prospectus

Supplement dated March 8, 2018

(To Prospectus dated February 4, 2016)

Zimmer Biomet Holdings, Inc.

Pricing Term Sheet

$450,000,000 Floating Rate Notes due 2021

$300,000,000 3.700% Notes due 2023

March 8, 2018

The information in this pricing term sheet (the “Pricing Term Sheet”) supplements the information in Zimmer Biomet Holdings, Inc.’s preliminary prospectus supplement, dated March 8, 2018 (the “Preliminary Prospectus”) and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. Otherwise, this Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Preliminary Prospectus.

Floating Rate Notes

Issuer:	Zimmer Biomet Holdings, Inc. (the “Company”)

Title of Securities:	$450,000,000 Floating Rate Notes due 2021 (the “Floating Rate Notes”)

Principal Amount:	$450,000,000

Price to Public:	100.000%

Aggregate Gross Proceeds:	$450,000,000

Underwriting Discount:	0.350%

Aggregate Net Proceeds (before expenses):	$448,425,000

Maturity Date:	March 19, 2021

Interest Rate Basis and Base Rate Spread:	Three-month LIBOR plus 75 basis points, reset quarterly

Interest Payment Dates and Interest Reset Dates:	Quarterly in arrears on March 19, June 19, September 19 and December 19, commencing on June 19, 2018

Interest Determination Dates:	Second London banking day immediately preceding the applicable interest reset date

Redemption Provisions:	In whole or in part, at any time and from time to time on or after March 20, 2019 at a redemption price equal to 100% of the principal amount of the Floating Rate Notes to be redeemed, plus accrued and unpaid interest on the Floating Rate Notes being redeemed to, but excluding, the redemption date.

Repurchase at the Option of Holders upon Change of Control Repurchase Event:	If a Change of Control Repurchase Event occurs with respect to the Floating Rate Notes, the Company will be required to offer to repurchase the Floating Rate Notes at a repurchase price equal to 101% of their principal amount, plus accrued and unpaid interest on the Floating Rate Notes repurchased to the date of repurchase.

CUSIP:	98956P AP7

ISIN:	US98956PAP71

Fixed Rate Notes

Issuer:	Zimmer Biomet Holdings, Inc. (the “Company”)

Title of Securities:	$300,000,000 3.700% Notes due 2023 (the “Fixed Rate Notes” and, together with the Floating Rate Notes, the “Notes”)

Principal Amount:	$300,000,000

Price to Public:	99.842%

Aggregate Gross Proceeds:	$299,526,000

Underwriting Discount:	0.600%

Aggregate Net Proceeds (before expenses):	$297,726,000

Maturity Date:	March 19, 2023

Coupon:	3.700%

Yield to Maturity:	3.735%

Benchmark Treasury:	2.625% UST due February 28, 2023

Benchmark Treasury Price; Yield:	99-30+; 2.635%

Spread to Benchmark Treasury:	T + 110 basis points

Interest Payment Dates:	Semi-annually in arrears on March 19 and September 19, commencing on September 19, 2018

Redemption Provisions:

In whole or in part, at any time and from time to time, prior to February 19, 2023 (the “Par Call Date”), at the Company’s option, at a redemption price equal to the greater of (i) 100% of the principal amount of the Fixed Rate Notes being redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest (excluding any accrued interest), assuming for this purpose, that such Fixed Rate Notes mature on the Par Call Date, on the Fixed Rate Notes being redeemed discounted at the treasury rate plus 20 basis points, plus accrued and unpaid interest on such Fixed Rate Notes to, but excluding, the redemption date.

In whole or in part, at any time or from time to time on or after the Par Call Date, at the Company’s option, at a redemption price equal to 100% of the principal amount of the Fixed Rate Notes being redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Repurchase at the Option of Holders upon Change of Control Repurchase Event:	If a Change of Control Repurchase Event occurs with respect to the Fixed Rate Notes, the Company will be required to offer to repurchase the Fixed Rate Notes at a repurchase price equal to 101% of their principal amount, plus accrued and unpaid interest on the Fixed Rate Notes repurchased to the date of repurchase.

CUSIP:	98956P AQ5

ISIN:	US98956PAQ54

Floating Rate Notes and Fixed Rate Notes

Joint Book-Running Managers:

Citigroup Global Markets Inc.

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

MUFG Securities Americas Inc.

SMBC Nikko Securities America, Inc.

Credit Suisse Securities (USA) LLC

J.P. Morgan Securities LLC

Wells Fargo Securities, LLC

Senior Co-Managers:	BMO Capital Markets Corp. BNP Paribas Securities Corp. DNB Markets, Inc. HSBC Securities (USA) Inc. Mizuho Securities USA LLC RBC Capital Markets, LLC U.S. Bancorp Investments, Inc.

Co-Managers:

Academy Securities, Inc.

DZ Financial Markets LLC

Goldman Sachs & Co. LLC

Lloyds Securities Inc.

Loop Capital Markets LLC

PNC Capital Markets LLC

TD Securities (USA) LLC

The Williams Capital Group, L.P.

UniCredit Capital Markets LLC

Ratings*:	Floating Rate Notes: Baa3 (Stable) / BBB (Stable) Fixed Rate Notes: Baa3 (Stable) / BBB (Stable)

Offering Format:	SEC Registered

Form of Notes:	Global notes deposited with The Depository Trust Company

Minimum Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Trade Date:	March 8, 2018

Settlement Date**:	March 19, 2018 (T+7)

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal by the assigning rating organization at any time. Each rating should be evaluated independently of any other rating.

This Pricing Term Sheet supplements the Preliminary Prospectus issued by the Company on March 8, 2018 relating to its prospectus dated February 4, 2016, Registration Statement No. 333-209394.

The Company has filed a registration statement (including a base prospectus) and the Preliminary Prospectus with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus, the accompanying base prospectus in that registration statement, this Pricing Term Sheet and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus, the final prospectus supplement (when available) and the accompanying base prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322, MUFG Securities Americas Inc. toll-free at 1-877-649-6848 and SMBC Nikko Securities America, Inc. toll-free at 1-888-868-6856.

**Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the fifth business day following the pricing of the Notes will be required, by virtue of the fact that the Notes initially settle in T+7, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement.